03011565

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 12115

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-02 (MM/DD/YY) AND ENDING 12-31-02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
CARL P. SHERR & CO., LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 MAIN STREET
(No. and Street)

WORCESTER	MA	01608
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CARP P. SHERR (508) 791-7126
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GREENBERG, ROSENBLATT, KULL & BITSOLI, P.C.
(Name – *if individual, state last, first, middle name*)

306 MAIN STREET	WORCESTER	MA	01608
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING RECEIVED FEB 28 2003 WASH., D.C. 165 SECTION

PROCESSED MAR 13 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, CARL P. SHERR, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CARL P. SHERR & CO., LLC, as of DECEMBER 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Carl P. Sherr
Signature

Manager
Title

Notary Public My Commission Expires March 21, 2008

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CARL P. SHERR & CO., LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2002 AND 2001

CARL P. SHERR & CO., LLC

TABLE OF CONTENTS

DECEMBER 31, 2002 AND 2001

Greenberg, Rosenblatt, Kull & Bitsoli, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report

The Members
Carl P. Sherr & Co., LLC

We have audited the accompanying statements of financial condition of Carl P. Sherr & Co., LLC (a limited liability company) as of December 31, 2002 and 2001, and the related statements of income and changes in members' equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Carl P. Sherr & Co., LLC at December 31, 2002 and 2001, and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedule on page 8 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

GREENBERG, ROSENBLATT, KULL & BITSOLI, P.C.

Worcester, Massachusetts
February 14, 2003

CARL P. SHERR & CO., LLC
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31,

ASSETS	2002	2001
Cash	$ 8,372	$ 447
Deposits with clearing agent	325,103	358,053
Receivable from clearing agent	28,988	23,441
Other receivables	27,761	15,987
Prepaid expenses	11,499	11,361
Property and equipment, net	40,768	44,593
Total assets	$ 442,491	$ 453,882

LIABILITIES AND MEMBERS' EQUITY		
Accounts payable and accrued expenses	$ 24,000	$ 21,420
Members' equity	418,491	432,462
Total liabilities and members' equity	$ 442,491	$ 453,882

The accompanying notes are an integral part of the financial statements

CARL P. SHERR & CO., LLC
STATEMENTS OF INCOME AND CHANGES IN MEMBERS' EQUITY
YEARS ENDED DECEMBER 31,

	2002	2001
Revenues:		
Commissions on securities transactions	$ 429,958	$ 421,639
Realized and unrealized gains on securities, net	227,479	408,596
Interest and dividends	60,799	57,146
Investment advisory fees	82,111	8,326
Commissions on insurance policies and annuities	31,839	-
Total revenues	832,186	895,707
Expenses:		
Guaranteed payments to members	156,000	156,000
Payroll	62,568	55,360
Payroll taxes	17,829	17,856
Commissions	2,241	1,693
Medical insurance	3,676	3,241
Transfer fees	89,102	132,069
Rent	24,018	24,016
Equipment rental	68,568	107,731
Travel, selling and promotion	16,164	21,073
Advertising	4,649	9,319
Consulting	5,400	-
Telephone	12,911	13,709
Depreciation	3,825	8,549
Dues and subscriptions	2,623	4,717
Auto expense	15,360	14,277
Professional fees	36,296	33,924
Office and postage	14,101	12,380
General insurance	2,978	3,172
Taxes and fees	2,792	2,548
Total expenses	541,101	621,634
Net income	291,085	274,073
Members' equity - beginning	432,462	-
Cash contributions	-	380,000
Noncash contributions	-	57,401
Cash distributions	(305,056)	(279,012)
Members' equity - ending	$ 418,491	$ 432,462

The accompanying notes are an integral part of the financial statements

CARL P. SHERR & CO., LLC
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31,

	2002	2001
Operating activities:		
Net income	$ 291,085	$ 274,073
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation	3,825	8,549
Changes in operating assets and liabilities:		
Deposits with clearing agent	32,950	(358,053)
Receivable from clearing agent	(5,547)	(23,441)
Other receivables	(11,774)	(15,987)
Prepaid expenses	(138)	(4,837)
Accounts payable and accrued expenses	2,580	21,420
Net cash provided by (used in) operating activities	312,981	(98,276)
Investing activities:		
Acquisition of property and equipment	-	(2,265)
Financing activities:		
Members' equity contributions	-	380,000
Members' equity distributions	(305,056)	(279,012)
Net cash provided by (used in) financing activities	(305,056)	100,988
Net increase in cash	7,925	447
Cash - beginning	447	-
Cash - ending	$ 8,372	$ 447

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Noncash investing and financing activities:

Assets transferred in from member, at cost:		
Property and equipment, net of accumulated depreciation	$ -	$ 50,877
Prepaid expenses	-	6,524
Noncash member's equity contributions	$ -	$ 57,401

The accompanying notes are an integral part of the financial statements

CARL P. SHERR & CO., LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001

(1) ORGANIZATION AND NATURE OF BUSINESS

Organization:

Effective January 1, 2001, Carl P. Sherr & Co., LLC (the Company) was organized as a limited liability company (LLC). The sole proprietor of the predecessor company has a 70% interest in the LLC and is the managing member. The managing member and two related members contributed cash totaling $380,000 in proportion to their ownership interests. The managing member transferred property and equipment with a net book value of $50,877 (historical cost of $115,950) and prepaid expenses of $6,524 from the predecessor company to the LLC.

In accordance with the terms of the LLC's operating agreement, the liability of the members for losses, debts and obligations is limited to their capital contributions. Accordingly, the members may be liable for amounts previously distributed to them by the LLC in the event that insufficient assets are available to pay liabilities. In addition, the LLC will terminate upon the death of the managing member unless other members, owning more than 50% at that time, elect to continue the LLC.

Nature of Business:

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the National Association of Securities Dealers (NASD). The Company's principal sources of revenue are commissions on securities transactions for customers located primarily in Central Massachusetts and net gains from the Company's trading in the securities markets. The majority of these transactions are completed by an unrelated clearing agent.

During 2002, the Company expanded its operations and is now offering life, disability and long-term care insurance and annuity products and additional investment advisory services.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Securities:

Marketable securities are stated at market value and securities not readily marketable are stated at fair value as determined by management. The difference between cost and market (or fair value) is included in income. At December 31, 2002 and 2001, there were no securities owned by the Company.

Income Recognition:

Profits and losses arising from the Company's securities transactions as well as commission income from customers' securities transactions and related transaction expenses are recorded on a trade date basis.

Dividends and interest income are accrued as earned.

Investment advisory fees and commissions on insurance and annuity products are accrued as earned.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Property and Equipment:
Property and equipment are recorded at cost. Depreciation is computed using accelerated methods over estimated useful lives ranging from five to seven years.

Guaranteed Payments to Members:
Guaranteed payments to members, which are designed to represent reasonable compensation for services rendered, are accounted for as an expense rather than a distribution from members' equity.

Federal and State Income Taxes:
The Company, as an LLC, is taxed as a partnership. Accordingly, the members are responsible for reporting their shares of the Company's net earnings on their individual income tax returns and no provision for income taxes is reflected in these statements.

Use of Estimates:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from these estimates.

Reclassifications:
Certain amounts in the 2001 financial statements have been reclassified to conform to the 2002 presentation with no effect on previously reported net income or members' equity.

(3) DEPOSITS WITH CLEARING AGENT

Deposits with clearing agent are comprised of the following:

	2002	2001
Cash	$ 275,103	$ 308,053
Deposit	50,000	50,000
	$ 325,103	$ 358,053

(4) PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

	2002	2001
Furniture and fixtures	$ 52,564	$ 52,564
Motor vehicles	65,651	65,651
	118,215	118,215
Accumulated depreciation	(77,447)	(73,622)
	$ 40,768	$ 44,593

(5) ADVERTISING COSTS

Advertising costs, totaling approximately $4,600 in 2002 and $9,300 in 2001, are expensed as incurred.

(6) SECURITIES AND EXCHANGE COMMISSION REQUIREMENTS

As a registered broker-dealer, the Company is subject to the "Uniform Net Capital Rule", rule 15c3-1 of the Securities and Exchange Commission (SEC). The rule requires the Company to maintain "net capital" of at least $250,000 and a ratio of "aggregate indebtedness" to "net capital" not to exceed 15 to 1.

At December 31, the Company's aggregate indebtedness, net capital and the related ratio, as defined by the SEC, are as follows:

	2002	2001
Aggregate indebtedness	$ 24,000	$ 21,420
Net capital	$ 360,142	$ 369,878
Ratio of aggregate indebtedness to net capital	.067 to 1	.058 to 1

(7) PROFIT SHARING PLAN

As of November 30, 2002, the Company's discretionary, noncontributory profit sharing plan was dissolved and all of the plan's assets were rolled over into individual retirement accounts (IRAs) for the benefit of the participants. There were no contributions to the plan in 2002 or 2001.

(8) COMMITMENTS AND CONTINGENCIES

In the course of business, the Company executes transactions on behalf of its customers. If any of these transactions do not settle due to a customer's nonperformance, the Company may become obligated to settle. It is management's opinion that this, or any litigation that may result from customer transactions, will not have a materially adverse effect on future operations or financial position.

The Company maintains cash balances with its clearing agent in excess of insured limits.

CARL P. SHERR & CO., LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31,

	2002	2001
Net capital:		
Total members' equity	$ 418,491	$ 432,462
Less - nonallowable assets:		
Property and equipment	40,768	44,593
Other assets	11,499	11,361
	52,267	55,954
Net capital before haircuts on securities positions (tentative net capital)	366,224	376,508
Haircuts on trading and investment securities	6,082	6,630
Net capital	$ 360,142	$ 369,878
Aggregate indebtedness:		
Accounts payable and accrued expenses	$ 24,000	$ 21,420
Computation of basic net capital requirement:		
Minimum net capital required	$ 250,000	$ 250,000
Excess net capital at 1,000 percent	$ 357,742	$ 367,736
Ratio: Aggregate indebtedness to net capital	.067 to 1	.058 to 1
Reconciliation with Company's computation (included in Part II of Form X-17A-5):		
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 362,642	$ 362,875
Audit adjustments, net	(2,500)	7,003
Net capital per above	$ 360,142	$ 369,878

See independent auditors' report

Corporate Officers

Agnes E. Kull, CPA
Norman Bitsoli, CPA
Diane L. Leclair, CPA
Robert P. Turnan, CPA
William E. Philbrick, CPA
Michael J. Hayes, CPA
Richard F. Powell, CPA
Wanda L. Cantlin, CPA
John E. Wornham, CPA
Jacqueline M. Jones, CPA
Deborah A. Morang, CPA
Laurence M. Hurwitz, CPA

Nathan Greenberg, CPA
Founder

Melvin M. Rosenblatt, CPA
Past Chairman

Greenberg, Rosenblatt, Kull & Bitsoli, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

SEC MAIL PROCESSING
RECEIVED
FEB 28 2003
WASH. D.C. 165 SECTION

The Members
Carl P. Sherr & Co., LLC

In planning and performing our audit of the financial statements of Carl P. Sherr & Co., LLC (the Company), for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

The Day Building · 306 Main Street, Suite 400 · Worcester, MA 01608 · Tel (508) 791-0901 · Fax (508) 799-2059 · Email: grkb@grkb.com

ASSOCIATED WORLDWIDE WITH JHI JEFFREYS HENRY INTERNATIONAL

Because of inherent limitations in internal control, or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the Securities Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Greenberg, Rosenblatt, Kull & Bitsoli, P.C.

GREENBERG, ROSENBLATT, KULL & BITSOLI, PC.

Worcester, Massachusetts
February 14, 2003